C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

04 JAN 21 7:21

Ref : EC/FL/GS/CPP/006/04

04012274

BY AIRMAIL

5th January, 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b) EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

dlw 1/22

..................../2

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated January 5, 2004 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement regarding the cancellation of listing of the shares from The London Stock Exchange Limited
   Date : January 5, 2004
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

The Standard Monday, January 5, 2004

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

Cancellation of Listing of the Shares from The London Stock Exchange Limited

The cancellation of listing of the Shares on The London Stock Exchange Limited ("LSE") has become effective on 31st December, 2003 and the last trading day for dealings in the Shares on the LSE was 30th December, 2003.

Reference is made to the announcement of the Company dated 28th November, 2003 (the "Announcement"). Terms in this announcement shall have the same meanings as those defined in the Announcement unless defined otherwise.

On 28th November, 2003, it was announced that the Company notified the Company Announcements Office of the intended cancellation of listing of the Shares on the LSE. The LSE has confirmed the cancellation of listing of the Shares on the LSE has become effective on 31st December, 2003 and the last trading day for dealings in the Shares on the LSE was 30th December, 2003.

Cancellation of the Company's listing of the Shares on the LSE will not affect the rights and entitlements of the shareholders of the Company in respect of their Shares registered in the Hong Kong branch share register as the Shares will continue to be listed on the SEHK, and existing share certificates in respect of such Shares will remain valid for all purposes. Accordingly, shareholders do not need to take any action.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 2nd January, 2004